Mail Stop 4561

September 23, 2009

Tom Delaney
President
Barricode, Inc.
112 North Curry Street
Carson City, NV 89703

> **RE:** **Barricode, Inc.**
> **Form 8-K Filed August 10, 2009**
> **File No. 333-143750**

Dear Mr. Delaney:

We note that you have not filed an Item 4.01 Form 8-K/A or correspondence in response to the issues raised in our letter dated September 1, 2009. As previously requested, amend your Item 4.01 Form 8-K, filed August 10, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. Additionally, file a response letter via EDGAR as previously requested to (1) advise us as to how you intend to address any re-audit requirements and (2) to provide a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3459.

Sincerely,

David Edgar
Staff Accountant